UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAN HERITAGE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
50 SOUTH MAIL STREET, SUITE 1210
_____
                       (No. and Street)

AKRON	OH	44308
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFREY C. THOMAS	(330) 374-7500	JTHOMAS@ALPHA-ASSET.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
SANVILLE & COMPANY, LLC
_____
(Name – if individual, state last, first, and middle name)

325 N ST. PAUL ST., STE 3100 DALLAS		TX	75201
(Address)	(City)	(State)	(Zip Code)
09/18/03		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY C. THOMAS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAN HERITAGE SECURITIES INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

The foregoing instrument was acknowledged before me by means of physical presence this 26 day of March 2026 by Jeffrey Thomas

Type of I.D Produced: Florida D.L

Signature of Notary: [signature]

JUSTIN RYAN PALESKY
Notary Public - State of Florida
Commission # HH 451999
My Comm. Expires Oct 8, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2025

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1 - 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2025 3

STATEMENT OF INCOME
Year ended December 31, 2025 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2025 5

STATEMENT OF CASH FLOWS
Year ended December 31, 2025 6

NOTES TO THE FINANCIAL STATEMENTS 7 - 10

SUPPLEMENTARY SCHEDULES

SCHEDULE I: COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 as of December 31, 2024 11

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER SEC RULE 15C3-3 12

SCHEDULE III: INFORMATION RELATING TO POSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC 12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3 13

COMPANY EXEMPTION REPORT 14



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance
American Heritage Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 26, 2026

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

ASSETS		
Cash	$	238,062
Restricted cash		25,000
Marketable Securities		246,465
Commissions receivable		13,684
Property and equipment, net		0
Other Assets		47
	$	523,258

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	1,998
Commissions payable		64,389
Deferred clearing charge rebate		140,000
		206,387

STOCKHOLDER'S EQUITY

Common stock (15 shares authorized, issued, and outstanding)		45,000
Retained earnings		271,871
Total stockholder's equity		316,871
	$	523,258

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES	
Administrative fees	$ 1,346,824
Management fees	1,091,819
Commissions	173,220
Distribution Fees	213,521
Interest	126,037
	2,951,421
EXPENSES	
Commissions	2,350,197
Information Services	57,486
Salaries and wages	221,357
Clearing Charges	75,106
Professional fees	26,615
Regulatory fees	18,903
Insurance expenses	9,540
Office related expenses	1,821
Tax expense	9,555
Other expenses	4,587
	2,775,167
NET INCOME	$ 176,254

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Retained Earnings		Total	
Balance at December 31, 2024	$	45,000	$	195,634	$	240,634
Distributions		-		(100,017)		(100,017)
Net income		-		176,254		176,254
Balance at December 31, 2025	$	45,000	$	271,871	$	316,871

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 176,254
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Add back item not affecting cash:		
Depreciation	$ -	
Cash provided by (used in) changes in the following items:		
Decrease in commissions receivable	10,080	
Increase in other assets	(37)	
Increase in accounts payable	149	
Decrease in commissions payable	(8,728)	
Increase in deferred clearing charge rebate	140,000	141,464
Net cash provided by operating activities		317,718
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(100,017)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of Securities		(246,465)
NET DECREASE IN CASH		(28,764)
CASH - BEGINNING OF YEAR		266,826
CASH - END OF YEAR		$ 238,062

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

LOCAL INCOME TAXES	$ 9,555
INTEREST	$ 5

The accompanying notes are an integral part of these financial statements.

6

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash

Restricted deposits consist of cash. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes

American Heritage Securities, Inc. is taxed as an S-Corporation.

The S-Corporation is subject to a built-in gain tax on the net appreciation of assets realized if they are sold within the first 5 years after the S election was made. The Company does not expect to incur any material tax expense as a result of built-in gain tax. No provision or liability for federal income taxes has been included in the financial statements. The Company is liable for city income tax as applicable. As of December 31, 2025, the Company paid $9,555 of city income tax.

The Company's federal income tax returns for December 31, 2022, 2023, and 2024 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

3. NET CAPITAL REQUIREMENTS (continued)

As of December 31, 2025, the Company had net capital of approximately $304,296 and net capital requirements of $13,759. The Company's ratio of aggregate indebtedness to net capital was .68 to1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives administrative fees equal to 100% of EGI's advisory fee revenue. During the year ended December 31, 2025, administrative fees from EGI totaled $1,346,824.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 consists of:

Furniture and fixtures	$	25,226
Less: Accumulated depreciation		(25,226)
Property and equipment, net	$	0

6. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2025, the Company contributed $155,000 to the Plan.

7. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

8. COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

9. SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 203-07 disclosure requirements are effective for fiscal years starting after December 15, 2025. The chief operating decision maker is the President of the Company who has determined that no additional disclosures are required as the Company only has only reportable segment.

AMERICAN HERITAGE SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL:

Total stockholder's equity from statement of financial condition	$ 316,871
Less: Stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	316,871
Total other deductions	(47)
Net capital before haircuts on security positions	316,824
Haircuts on securities pursuant to 15c3-1	(12,528)
Net capital	$ 304,296

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 13,759
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 13,759

Excess net capital

Net capital	$ 304,296
Less: Net capital requirement	(13,759)
Net Excess capital	$ 290,537
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$ 283,657

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness liabilities	$ 206,387
Percent of aggregate indebtedness to net capital	67.82%

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.
SCHEDULE II & III
SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not reqired to maintain a "Special reserve bank account for the Exclusive benefit of customers."

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not reqired to maintain a "Special reserve bank account for the Exclusive benefit of customers."

See the Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance
American Heritage Securities, Inc.

We have reviewed the accompanying Exemption Report of American Heritage Securities, Inc. (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 26, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

American Heritage Securities, Inc. Exemption Report

American Heritage Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jeffrey Thomas, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: March 18, 2026